UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES ACT OF 1933
Release No. 9371 / December 3, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-15083

In the Matter of **the Registration Statement of** **Caribbean Pacific Marketing, Inc.,** **2295 Corporate Blvd., NW,** **Suite 131,** **Boca Raton, FL 33431**	**ORDER MAKING FINDINGS AND SUSPENDING THE EFFECTIVENESS OF REGISTRATION STATEMENT PURSUANT TO SECTION 8(d) OF THE SECURITIES ACT OF 1933**

I.

The Securities and Exchange Commission (the "Commission") deems it appropriate and in the public interest to accept the Offer of Settlement (the "Offer") submitted by Caribbean Pacific Marketing, Inc. ("Respondent"), pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on October 29, 2012, pursuant to Section 8(d) of the Securities Act of 1933 (the "Securities Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Suspending the Effectiveness of Registration Statement pursuant to Section 8(d) of the Securities Act of 1933 (the "Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that:

A.   Respondent filed a Form S-1 registration statement with the Commission on March 9, 2012 to register an offering of securities under the Securities Act, which it amended several times between March and August 24, 2012. The Registration Statement was declared effective on August 29, 2012.

B.   The Registration Statement represented that Respondent sought to raise $150,000 through a self-underwritten offer and sale of up to 1 million shares of common stock at $0.15 per share, to conduct its business operations. Ultimately it appears no shares were sold pursuant to the Registration Statement. The Registration Statement lists the Respondent's president and its principal financial officer and includes background information for both officers.

C.   The Registration Statement is materially misleading and deficient as it fails to disclose that William J. Reilly ("Reilly"), a disbarred attorney subject to an injunction is a de facto executive officer and control person of the Respondent. Specifically, in the civil action Securities and Exchange Commission v. Forest Resources Management Corp., Civil Action Number 09 Civ. 903 (JSR), in the United States District Court for the Southern District of New York, on October 15, 2009, the district court entered a final judgment against Reilly barring him from: (1) violating Section 5 of the Securities Act; (2) violating Section 10(b) and Rule 10b-5 of the Securities Exchange Act of 1934; (3) acting as an officer or director of a public company; and (4) participating in an offering of penny stock. The Registration Statement failed to include any information about Reilly's position with Respondent and his business experience. A Form S-1 registration statement must include the identification of all officers and directors of the registrant, including their names, ages, positions and business experience. See Regulation S-K, Part I, Item 401.

IV.

In view of the foregoing, the Commission deems it appropriate and in the public interest to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED, pursuant to Section 8(d) of the Securities Act, that the effectiveness of the August 29, 2012 Registration Statement filed by the Respondent is suspended.

By the Commission.

                                    Elizabeth M. Murphy
                                    Secretary